================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                             -----------------------

                                    FORM 11-K


  (Mark One)
/X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934

    For the year ended December 31, 1995      Commission file number 1-9553

                                       OR

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                             VIACOM INVESTMENT PLAN
           ----------------------------------------------------------
                            (Full title of the plan)



           ----------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


                                  1515 Broadway
                            New York, New York 10036
           ----------------------------------------------------------
                    (Address of principal executive offices)


================================================================================

                             VIACOM INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1995

                                      INDEX
                                      -----
                                                                           Pages
                                                                           -----
(a) Financial Statements:
      Report of Independent Accountants ....................................   1

      Statement of net assets available for benefits, with fund
        information at December 31, 1995 ...................................   2

      Statement of net assets available for benefits, with fund
        information at December 31, 1994 ...................................   3

      Statement of changes in net assets available for benefits, with
        fund information for the year ended December 31, 1995 ..............   4

      Statement of changes in net assets available for benefits, with
        fund information for the year ended December 31, 1994 ..............   5

      Notes to financial statements ........................................6-14

                                                                       Schedules
                                                                       ---------
      Additional information:
        Item 27a - Schedule of assets held for investment purposes
          at December 31, 1995..............................................   I
        Item 27d - Schedule of reportable transactions......................  II

      All other schedules are omitted as not applicable or not required.

(b) Exhibit:
      I - Consent of Independent Accountants


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                            VIACOM INVESTMENT PLAN


Date:  June 28, 1996                        By:       Marguerite Heilman
                                               ---------------------------------
                                                      Marguerite Heilman
                                              Member of the Retirement Committee

                        Report of Independent Accountants

June 28, 1996

To the Participants and
Administrator of the
Viacom Investment Plan

In our opinion, the financial statements in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Viacom Investment Plan (the "Plan") at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information listed in the accompanying index is presented for purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits for each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
New York, New York

                             VIACOM INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995
                                -----------------

                                                                      Employee Funds
                              -------------------------------------------------------------------------------------------------
                                                        Putnam        Putnam       Certus       Putnam
                              Putnam       Putnam        Fund       U.S. Gov't    Interest      Money     Viacom Inc.
                             Voyager       Vista      for Growth      Income       Income      Market     Common Stock    Loan
                               Fund         Fund      and Income      Trust         Fund         Fund         Fund        Fund
                               ----         ----      ----------      -----         ----         ----         ----        ----
Assets:

Investments:
  Registered investment
    companies............... $44,415,248  $21,793,509  $27,829,153   $9,785,722                $3,575,658
  Plan's interest in
    Master Trust............                                                      $26,239,822
  Viacom Inc. common stock..                                                                                $ 2,017,323
  Loans to participants.....                                                                                             $ 7,263,971
                             -----------  -----------  -----------  -----------   -----------  ----------   -----------  -----------

           Total investments  44,415,248   21,793,509   27,829,153    9,785,722    26,239,822   3,575,658     2,017,323    7,263,971
                             -----------  -----------  -----------  -----------   -----------  ----------   -----------  -----------

Cash and cash equivalents...                                                          34,550

  Receivables:
    Investment income.......                                                                                                  45,220
    Contributions:
      Employer .............     307,294      163,458      167,607       57,396       112,977      24,117        31,550
      Employee .............      17,998        7,498       10,202        6,354        10,506       2,653         1,122
                             -----------  -----------  -----------  -----------   -----------  ----------   -----------  -----------

Net assets available for
  benefits.................. $44,740,540  $21,964,465  $28,006,962  $ 9,849,472   $26,397,855  $3,602,428   $ 2,049,995  $ 7,309,191
                             ===========  ===========  ===========  ===========   ===========  ==========   ===========  ===========


                              Employer Fund
                              -------------

                              Viacom Inc.
                              Common Stock
                                  Fund            Total
                                  ----            -----
Assets:

Investments:
  Registered investment
    companies...............                  $107,399,290
  Plan's interest in
    Master Trust............                    26,239,822
  Viacom Inc. common stock..    $31,258,321     33,275,644
  Loans to participants.....                     7,263,971
                                -----------   ------------

           Total investments     31,258,321    174,178,727
                                -----------   ------------

Cash and cash equivalents...                        34,550

  Receivables:
    Investment income.......                        45,220
    Contributions:
      Employer .............        259,321      1,123,720
      Employee .............                        56,333
                                -----------   ------------


Net assets available for
  benefits..................    $31,517,642   $175,438,550
                                ===========   ============


                See accompanying notes to financial statements.

                             VIACOM INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1994
                                -----------------

                                                                           Employee Funds
                                       --------------------------------------------------------------------------------------------
                                                                      Putnam       Putnam        Certus       Putnam
                                        Putnam         Putnam          Fund      U.S. Gov't     Interest      Money
                                       Voyager         Vista        for Growth     Income        Income       Market      Loan
                                         Fund           Fund        and Income     Trust          Fund         Fund       Fund
                                         ----           ----        ----------     -----          ----         ----       ----
Assets:

Investments:
  Registered investment companies..   $29,836,926    $14,030,296    $18,867,030   $8,489,178                 $2,943,622
  Plan's interest in Master Trust..                                                            $26,318,278
  Viacom Inc. common stock.........
  Loans to participants............                                                                                       $6,575,871
                                      -----------    -----------    -----------   ----------   -----------   ----------   ----------

           Total investments.......    29,836,926     14,030,296     18,867,030    8,489,178    26,318,278    2,943,622    6,575,871
                                      -----------    -----------    -----------   ----------   -----------   ----------   ----------

Cash and cash equivalents..........                                                                 35,690

  Receivables:
    Investment income..............                                                                                           39,087
    Contributions:
      Employer ....................       319,034        177,497        198,099       69,640       146,784       36,354
      Employee ....................        10,266          5,308          6,827        3,332         7,255          633
                                      -----------    -----------    -----------   ----------   -----------   ----------   ----------


             Total assets..........    30,166,226     14,213,101     19,071,956    8,562,150    26,508,007    2,980,609    6,614,958
                                      -----------    -----------    -----------   ----------   -----------   ----------   ----------

Liabilities:

Payable for investments purchased..            --             --             --           --            --           --           --
                                      -----------    -----------    -----------   ----------   -----------   ----------   ----------

Net assets available for benefits..   $30,166,226    $14,213,101    $19,071,956   $8,562,150   $26,508,007   $2,980,609   $6,614,958
                                      ===========    ===========    ===========   ==========   ===========   ==========   ==========

                                        Employer Fund
                                        -------------

                                         Viacom Inc.
                                        Common Stock
                                             Fund            Total
                                             ----            -----
Assets:

Investments:
  Registered investment companies..                      $74,167,052
  Plan's interest in Master Trust..                       26,318,278
  Viacom Inc. common stock.........       $25,973,483     25,973,483
  Loans to participants............                        6,575,871
                                          -----------   ------------

           Total investments.......        25,973,483    133,034,684
                                          -----------   ------------

Cash and cash equivalents..........                           35,690

  Receivables:
    Investment income..............                           39,087
    Contributions:
      Employer ....................           502,235      1,449,643
      Employee ....................                           33,621
                                          -----------   ------------


             Total assets..........        26,475,718    134,592,725
                                          -----------   ------------

Liabilities:

Payable for investments purchased..            28,034         28,034
                                          -----------   ------------

Net assets available for benefits..       $26,447,684   $134,564,691
                                          ===========   ============

                See accompanying notes to financial statements.


                                      -3-

                             VIACOM INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1995


                                                                             Employee Funds
                             -----------------------------------------------------------------------------------------------------
                                                                                     Certus       Putnam
                                Putnam        Putnam     Putnam Fund    Putnam      Interest      Money    Viacom Inc.
                                Voyager        Vista     for Growth   U.S. Gov't     Income       Market   Common Stock    Loan
                                 Fund          Fund      and Income  Income Trust     Fund         Fund        Fund        Fund
                                 ----          ----      ----------  ------------     ----         ----        ----        ----
Additions (deductions) to
  net assets attributed to:

  Contributions:
    Employer ............... $  5,324,901  $  2,817,746  $ 3,112,951 $ 1,126,684  $  1,962,591  $  453,126 $   217,488
    Employees ..............      197,459       116,843      166,060      79,336       121,992      19,690       6,751
    Rollover ...............      291,346       180,924      203,866      86,559        77,668       9,046      65,078

  Investment income ........    2,374,727     1,892,410    1,831,488     661,502         1,860     182,157         350  $  499,080

  Plan's interest in
    Master Trust investment
    income .................                                                         1,814,940

  Net appreciation
    (depreciation) in
    fair value of
    investments ............   10,057,128     4,074,095    5,456,692     732,129                               (49,153)

  Interfund transfers and
    loan activity, net .....   (1,019,985)      (49,489)      18,663    (784,201)     (904,621)    182,358   1,831,707     725,086
                             ------------  ------------  ----------- -----------  ------------  ---------- -----------  ----------

    Total additions ........   17,225,576     9,032,529   10,789,720   1,902,009     3,074,430     846,377   2,072,221   1,224,166
                             ------------  ------------  ----------- -----------  ------------  ---------- -----------  ----------

Deductions to net assets
  attributed to:

  Participants benefits
    paid ...................    2,121,500       867,383    1,381,816     509,352     2,300,492     109,929       4,452     369,496

Transfer to other plan......      522,944       410,813      469,448     104,297       877,146     114,008      17,621     160,437

  Plan expenses ............        6,818         2,969        3,450       1,038         6,944         621         153
                             ------------  ------------  ----------- -----------  ------------  ---------- -----------  ----------

    Total deductions .......    2,651,262     1,281,165    1,854,714     614,687     3,184,582     224,558      22,226     529,933
                             ------------  ------------  ----------- -----------  ------------  ---------- -----------  ----------

    Net additions ..........   14,574,314     7,751,364    8,935,006   1,287,322      (110,152)    621,819   2,049,995     694,233

Net assets available for
 benefits, beginning of year   30,166,226    14,213,101   19,071,956   8,562,150    26,508,007   2,980,609        --     6,614,958
                             ------------  ------------  ----------- -----------  ------------  ---------- -----------  ----------

Net assets available for
  benefits, end of year .... $ 44,740,540  $ 21,964,465  $28,006,962 $ 9,849,472  $ 26,397,855  $3,602,428 $ 2,049,995  $7,309,191
                             ============  ============  =========== ===========  ============  ========== ===========  ==========


                              Employer Fund
                              -------------

                               Viacom Inc.
                              Common Stock
                                 Fund         Total
                                 ----         -----
Additions (deductions) to
  net assets attributed to:

  Contributions:
    Employer ...............  $ 4,168,521 $ 19,184,008
    Employees ..............                   708,131
    Rollover ...............                   914,487

  Investment income ........        6,328    7,449,902

  Plan's interest in
    Master Trust investment
    income .................                 1,814,940

  Net appreciation
    (depreciation) in
    fair value of
    investments ............    3,520,517   23,791,408

  Interfund transfers and
    loan activity, net .....          482         --
                              ----------- ------------

    Total additions ........    7,695,848   53,862,876
                              ----------- ------------

Deductions to net assets
  attributed to:

  Participants benefits
    paid ...................    2,089,163    9,753,583

Transfer to other plan......      536,727    3,213,441

  Plan expenses ............                    21,993
                              ----------- ------------

    Total deductions .......    2,625,890   12,989,017
                              ----------- ------------

    Net additions ..........    5,069,958   40,873,859

Net assets available for
 benefits, beginning of year   26,447,684  134,564,691
                              ----------- ------------

Net assets available for
  benefits, end of year ....  $31,517,642 $175,438,550
                              =========== ============


              See accompanying notes to the financial statements.

                             VIACOM INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1994
                          ----------------------------

                                                                              Employee Funds
                                         --------------------------------------------------------------------------------------
                                                                                               Certus
                                         Putnam       Putnam      PutnamFund     Putnam        Interest    Putnam Money
                                         Voyager       Vista    for Growth and  U.S. Gov't      Income        Market       Loan
                                          Fund         Fund         Income     IncomeTrust      Fund          Fund         Fund
                                          ----         ----         ------     -----------      ----          ----         ----
Additions (deductions) to net assets
  attributed to:

  Contributions:
      Employer.....................     $4,716,984  $2,607,066    $2,976,684   $1,156,206    $2,064,754      $318,260
      Employees....................        196,626     123,783       159,354       77,272       112,312         6,753
      Rollover ....................        153,585     159,814       171,304      123,131        65,697        29,430

  Investment income................      1,245,513     105,030     1,162,657      616,544         1,296       103,528     $402,467

  Plan's interest in Master Trust
    investment income..............                                                           1,729,532

  Net depreciation in fair value
      of investments...............     (1,109,782)   (624,959)   (1,218,997)    (825,685)

   Interfund transfers and loan
     activity, net.................        199,354      47,990      (482,311)    (785,586)     (251,298)      541,015      645,654
                                       ----------- -----------   -----------   ----------   -----------    ----------   ----------

            Total additions........      5,402,280   2,418,724     2,768,691      361,882     3,722,293       998,986    1,048,121
                                       ----------- -----------   -----------   ----------   -----------    ----------   ----------

Deductions to net assets attributed to:

  Participants benefits paid.......      1,494,599     655,014       859,870      398,349     1,508,588       463,729      260,713

  Plan expenses....................          1,747         777           931          337         1,114         2,015
                                       ----------- -----------   -----------   ----------   -----------    ----------   ----------

            Total deductions.......      1,496,346     655,791       860,801      398,686     1,509,702       465,744      260,713
                                       ----------- -----------   -----------   ----------   -----------    ----------   ----------

            Net additions (deductions)   3,905,934   1,762,933     1,907,890      (36,804)    2,212,591       533,242      787,408

Net assets available for benefits,
     beginning of year.............     26,260,292  12,450,168    17,164,066    8,598,954    24,295,416     2,447,367    5,827,550
                                       ----------- -----------   -----------   ----------   -----------    ----------   ----------

Net assets available for benefits, end
     of year.......................    $30,166,226 $14,213,101   $19,071,956   $8,562,150   $26,508,007    $2,980,609   $6,614,958
                                       =========== ===========   ===========   ==========   ===========    ==========   ==========



                                       Employer Fund
                                       -------------

                                         Viacom Inc.
                                        Common Stock
                                            Fund             Total
                                            ----             -----
Additions (deductions) to net assets
  attributed to:

  Contributions:
      Employer.....................      $4,075,508    $17,915,462
      Employees....................                        676,100
      Rollover ....................                        702,961

  Investment income................           4,106      3,641,141

  Plan's interest in Master Trust
    investment income..............                      1,729,532

  Net depreciation in fair value
      of investments...............      (2,411,007)    (6,190,430)

   Interfund transfers and loan
     activity, net.................          85,182             --
                                        -----------    ------------

            Total additions........       1,753,789     18,474,766
                                        -----------    ------------

Deductions to net assets attributed to:

  Participants benefits paid.......       1,186,559      6,827,421

  Plan expenses....................                          6,921
                                        -----------    ------------

            Total deductions.......       1,186,559      6,834,342
                                        -----------    ------------

            Net additions (deductions)      567,230     11,640,424

Net assets available for benefits,
     beginning of year.............      25,880,454    122,924,267
                                        -----------    ------------

Net assets available for benefits, end
     of year.......................     $26,447,684    $134,564,691
                                        ===========    ============


              See accompanying notes to the financial statements.

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - PLAN DESCRIPTION:
- --------------------------

General:
- --------

The following is a brief description of the Viacom Investment Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan is a defined contribution plan. During the periods presented the Plan was offered on a voluntary basis to substantially all employees (except for employees of Paramount Pictures, Simon & Schuster, Paramount Parks and the former Paramount Communications Inc.) of Viacom International Inc. (the "Company"), a wholly-owned subsidiary of Viacom Inc. National Amusements, Inc. ("NAI") owned approximately 25% of Viacom Inc. Class A and B Common Stock on a combined basis as of December 31, 1995.

Effective January 1, 1994, certain participants of the Plan became employed by an affiliated company owned by NAI (the "Affiliated Company") and therefore, as of that date, become eligible to participate in the affiliated company's defined contribution plan (the "Affiliated Plan"). Such participants previously existing account balances remain subject to the provisions of the Plan.

Effective October 1, 1995, certain collective bargining employees of the Company ceased participation in the plan and became eligible to participate in a separate collective bargain plan ("CBP").

Eligible employees may become participants in the Plan following completion of twelve months of employment service, generally measured from date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a committee appointed by the Board of Directors of the Company. Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board of Directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

Investment and participant accounts (See note 8):
- -------------------------------------------------

Putnam Fiduciary Trust Company (the "Trustee") is the trustee and custodian of Plan assets.

Plan participants have the option of investing their contributions or existing account balances among the following funds: (1) Putnam Voyager Fund; (2) Putnam Vista Fund; (3) The Putnam Fund for Growth and Income; (4) Putnam U. S. Government Income Trust; (5) Certus Interest Income Fund; (6) Putnam Money Market Fund; and effective May 1, 1995, (7) Viacom Inc. Common Stock Fund . Each of the funds, except for the Certus Interest Income Fund and the Viacom Inc. Common Stock Fund, are registered investment companies managed by Putnam Management Company, Inc. and, therefore, are identified as parties-in-interest. The Certus Interest Income Fund, which is managed by the Certus Financial Corporation ("Certus"), primarily invests in guaranteed investment contracts and bank investment contracts, some of which are created by way of the concurrent purchase of a bank guarantee contract and a United States government security (the "pass through" contract). The Viacom Inc. Common Stock Fund invests in shares of Viacom Inc. Class B Common Stock and therefore is identified as a party-in-interest. Investment elections are required to be in multiples of 5% and can be changed at any time. The Plan is intended to meet the requirements of

                             VIACOM INVESTMENT PLAN

ERISA Section 404 (c). Thus, to the extent participants exercise control over the investment of contributions, neither the Plan nor any other Plan fiduciary will be responsible for any losses which may occur.

Effective January 1, 1994, the Company and the Affiliated Company entered into a master trust agreement ("Master Trust") with the Trustee for the purpose of permitting the commingling of investments of the Plan, the Affiliated Plan, and, effective October 1, 1995, the CBP, which are managed by Certus. However, the Trustee records the activity of each plan separately in order to distinguish the specific assets available to each plan. Net investment assets and net investment earnings on the investments of the Master Trust are allocated daily to the plans participating in the Master Trust. Such allocation is based on the ratio of net investment assets of each of the participating plans to total net investment at the time the Master Trust was formed, adjusted for any contributions or disbursements attributable to specific participating plans. Note 7 sets forth the Plan's proportionate interest in the Master Trust, and certain financial information of the Master Trust.

Employer matching contributions are invested entirely in a fund consisting of both classes of Viacom common stock. Effective January 1, 1995, employer matching contributions are invested in Viacom Inc. Class B Common Stock; investments prior to such date were invested 50% in Viacom Class A Common Stock and 50% in Viacom Class B Common Stock.

     The number of Participants in each fund as of December 31, 1995 was as follows:

   Putnam Voyager Fund...............................            3,814
   Putnam Vista Fund.................................            2,675
   The Putnam Fund for Growth and Income.............            2,976
   Putnam U. S. Government Income Trust..............            1,619
   Certus Interest Income Fund.......................            2,279
   Putnam Money Market Fund..........................              827
   Viacom Inc. Common Stock Fund.....................            4,765

The total number of Participants in the Plan was less than the sum of the number of Participants shown above because many of the Participants invest in more than one fund.

Loans to Participants:
- ----------------------

The Loan Fund is a separate fund established solely for the purpose of administering loans to participants. Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of participants vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on a loan is established on the first day of each calendar quarter at a rate of 1% above the prime commercial rate. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing with the first payroll date immediately following the

                             VIACOM INVESTMENT PLAN
distribution of the loan. The Plan was amended effective July 1, 1994, allowing participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principle residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest to the Loan Fund are specifically identified in the respective participants' accounts within each fund.

Contributions:
- --------------

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Internal Revenue Code ("IRC") limitations set forth below. The Company's matching contribution is equal to 40% (for participants with less than five years of service with the company) or 50% (for participants with five or more years of service with the company) of the first 5% of annual compensation that is contributed on a before-tax basis. As reflected in the financial statements, employer contributions consist of participants' before-tax contributions and the employer's matching contributions, and employee contributions consist of participants' after-tax contributions.

The IRC limits the amount of annual contributions that can be made on a before-tax basis; the limit was $9,240 for 1995 and 1994. Compensation recognized under the plan may not exceed $150,000 for 1995 and 1994. The IRC also contains an annual limit on aggregate participant and employer contributions to defined contribution plans equal to the lesser of $30,000 or 25% of compensation. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the IRC.

Vesting:
- --------

Participants in the Plan are immediately vested in their own contributions. They are vested in the employer matching contributions upon completion of the earlier of one year of Plan participation or five years of service generally measured from date of hire. If participants terminate employment prior to being vested in their employer matching contributions and receive a distribution of the vested portion of their account, the non-vested portion of their account is forfeited and used to reduce future Company contributions and administrative expenses. Employer matching contributions of $39,616 and $97,708 during the years ended December 31, 1995 and December 31, 1994, respectively, were forfeited by terminating employees before those amounts became vested.

Distributions and Withdrawals:
- ------------------------------

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability, or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 even if they are still employed.

Participants who have been in the Plan or Affiliated Plan at least five years may elect to withdraw up to 100% of their employer matching contribution account and earnings thereon, while those who have

                             VIACOM INVESTMENT PLAN
participated less than five years are limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal including earnings thereon. In addition, participants in the Plan may receive part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2 participants may withdraw all or part of their before-tax contributions and earnings thereon. All of the above withdrawal elections are subject to a provision that a participant can make only one such request during each calendar year.

A participant may obtain a hardship withdrawal of employer matching contributions and before-tax contributions (including the pre-1989 earnings thereon) provided that the requirements for hardship are met. There is no restriction on the number of hardship withdrawals permitted.

Plan Expenses:
- --------------

The Company pays for expenses incurred in connection with the administration of the Plan, while the Plan pays for expenses incurred in connection with the investment of Plan assets. Such investment fees are charged directly to or included in the net earnings of the respective funds.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- ----------------------------------------------------

Accounting Method
- -----------------

The accrual method of accounting is used for recordkeeping and financial statement presentation.

Investments:
- ------------

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments. Viacom Class A Common Stock and Viacom Class B Common Stock are reported at fair value based on the quoted market price of the stock on the American Stock Exchange, Inc. Investments with registered investment companies are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed investment income contracts and bank investment contracts held by the Master Trust are reported at contract value (cost plus interest at contract rate less distributions to participants). Although the investment components of the bank investment "pass through" contracts are stated at fair market value based on quoted market prices, the addition of the guarantee component results in such contracts being reported at contract value. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, which approximates market value. The loans outstanding as of December 31, 1995 and 1994 carry interest rates ranging from 7% to 11%. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market.

Security Transactions:
- ---------------------

Purchases and sales of securities are recorded on the trade date.

The historical average cost basis is used to determine gains or losses on security dispositions.

                             VIACOM INVESTMENT PLAN

Payment of Benefits:
- -------------------

Benefits are recorded when paid.

NOTE 3 - INVESTMENTS:
- --------------------

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

                                                          December 31,
                                                    ----------------------
                                                    1995              1994
                                                    ----              ----

      Putnam Voyager Fund.....................   $44,415,248       $29,836,926
      Putnam Vista Fund.......................    21,793,509        14,030,296
      Putnam Fund for Growth and Income.......    27,829,153        18,867,030
      Putnam U.S. Government Income Trust.....     9,785,722         8,489,178
      Viacom Class A Common Stock.............    13,240,079        12,890,680
      Viacom Class B Common Stock.............    20,035,565        13,082,803
      Plan's interest in Master Trust.........    26,239,822        26,318,278

During 1995 and 1994 the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

                                                     Year Ended December 31,
                                                    ------------------------
                                                    1995                1994
                                                    ----                ----

      Putnam Voyager Fund.....................   $10,057,128       $(1,109,782)
      Putnam Vista Fund.......................     4,074,095          (624,959)
      Putnam Fund for Growth and Income.......     5,456,692        (1,218,997)
      Putnam U.S. Government Income Trust.....       732,129          (825,685)
      Viacom Inc. Class A Common Stock........     1,343,186        (1,659,966)
      Viacom Inc. Class B Common Stock........     2,128,178          (751,041)
                                                 -----------       ------------

         Net appreciation (depreciation)......   $23,791,408       $(6,190,430)
                                                 ===========       ============

                             VIACOM INVESTMENT PLAN

The Plan assigns units to participants within each of the respective funds. Total units, net asset value per unit and total net asset available for benefits in each fund at December 31, 1995 and 1994 were as follows:

                                                        Net Asset    Total Net
                                                      Available for     Asset
                                                         Benefits  Available for
                          Fund             Total Units   per Unit     Benefits
                          ----             -----------   --------     --------

December 31, 1995:
Employee Funds:
Putnam Voyager Fund ......................   2,910,460  $    15.37  $ 44,740,540
Putnam Vista Fund ........................   2,394,330        9.17    21,964,465
Putnam Fund for Growth and Income ........   1,718,408       16.30    28,006,962
Putnam U. S. Government Income Trust .....     741,343       13.29     9,849,472
Certus Interest Income Fund ..............  26,397,855        1.00    26,397,855
Putnam Money Market Trust ................   3,602,428        1.00     3,602,428
Viacom Inc. Common Stock Fund ............      42,582       48.14     2,049,995
Loan Fund ................................                             7,309,191
Employer Fund:
Viacom Inc. Common Stock Fund.............     668,529       47.14    31,517,642
                                                                    ------------
                                                                    $175,438,550
                                                                    ============

December 31, 1994:
Employee Funds:
Putnam Voyager Fund ......................   2,590,011  $    11.65  $ 30,166,226
Putnam Vista Fund ........................   1,954,080        7.27    14,213,101
Putnam Fund for Growth and Income ........   1,483,257       12.86    19,071,956
Putnam U. S. Government Income Trust .....     696,405       12.29     8,562,150
Certus Interest Income Fund ..............  26,508,007        1.00    26,508,007
Putnam Money Market Trust ................   2,980,609        1.00     2,980,609
Viacom Inc. Common Stock Fund ............     631,534       41.88    26,447,684
Loan Fund ................................                             6,614,958
                                                                    ------------
                                                                    $134,564,691
                                                                    ============

                             VIACOM INVESTMENT PLAN

NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO  FORM 5500:
- --------------------------------------------------  ----------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                            December 31, 1995
                                                                            -----------------
     Net assets available for benefits per the financial statements .......   $ 175,438,550
     Amounts allocated to withdrawing participants ........................        (270,251)
                                                                              -------------

     Net assets available for benefits per the Form 5500 ..................     175,168,299
                                                                              =============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1995:

     Benefits paid to participants per the financial statements ...........   $   9,753,583
     Add: Amounts allocated to withdrawing participants
        at December 31, 1995 ..............................................         270,251
                                                                              -------------

     Benefits paid to participants per the Form 5500 ......................   $  10,023,834
                                                                              =============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1995 but are not yet paid as of that date. There were no such amounts as of December 31, 1994.

NOTE 5 - INCOME TAX STATUS:
- ---------------------------

The Plan, as amended through December 1994, was found by the Internal Revenue Service ("IRS") in a letter issued August 17, 1995, to be qualified under
Section 401(a) of the IRC and is, therefore, exempt from federal income taxes under the provisions of Section 501(a). The Company believes that Plan amendments subsequent to December 1994, have not adversely affected the qualified status of the Plan.

During December 1995, the Company submitted an application for the Voluntary Compliance Resolution Program established by the IRS to correct errors in Plan operation relating to certain contributions made during 1994. The Company's management believes that the matter will be resolved in a manner satisfactory to the IRS and thereby will preserve the qualified status of the Plan.

NOTE 6 - TERMINATION PRIORITIES:
- --------------------------------

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective interests in such net assets.

                             VIACOM INVESTMENT PLAN

NOTE 7 - INVESTMENT IN MASTER TRUST:
- ------------------------------------

The value of the Plan's interest in the total investments of the Master Trust was 95.7% and 99.4% at December 31, 1995 and 1994, respectively, and the allocated share of investment income was 99.2% and 99.4% for the respective years then ended.

The following table presents the fair value of investments of the Master Trust:

                                                                         December 31,
                                                                         ------------
                                                                     1995            1994
                                                                     ----            ----
        Guaranteed investment contracts .....................   $ 10,069,048    $ 12,689,002
        Bank investment "pass through" contracts ............     13,960,645      11,950,472
        Putnam short-term investment fund ...................      3,176,052       1,861,942
        Receivable for investments sold .....................        211,205              --
        Accrued plan expenses ...............................         (8,405)         (9,015)
        Payable for investments purchased ...................             --          (7,136)
                                                                ------------    ------------
              Net Investments in Master Trust ...............   $ 27,408,545    $ 26,485,265
                                                                ============    ============

Investment income of the Master Trust is as follows:

                                                                    Year ended December 31,
                                                                    -----------------------
                                                                     1995            1994
                                                                     ----            ----
     Investment Income:
        Guaranteed investment contracts .....................   $    877,860    $    995,929
        Bank investment "pass through" contracts ............        905,644         723,140
        Short-term investment fund ..........................         98,381          53,976
        Investment manager fees .............................        (51,526)        (38,072)
                                                                ------------    ------------
                  Net Investment Income .....................   $  1,830,359    $  1,734,973
                                                                ============    ============

The guaranteed investment contracts and bank investment "pass through" contracts are fully benefit-responsive and are therefore presented in the financial statements at contract value. The Company does not expect any employer initiated events that may cause premature liquidation to a contract at market value. At December 31, 1995, the fair value of such assets in the aggregate was $27,322,047 with an average yield of 6.85%. The return on assets for the year ended December 31, 1995 was 7.18%. The bank investment "pass through" contracts interest rates reset quarterly, with a minimum crediting interest rates of zero, based upon the interest rate which, when applied to the current book value, will reproduce the expected cash flows of the underlying asset.

NOTE 8 - SUBSEQUENT EVENTS:
- ---------------------------

Effective January 1, 1996, the Company merged the following defined contribution plans sponsored by subsidiaries of Viacom Inc., with and into the Plan:
Paramount Communications Inc. Employees' Savings Plan, Prentice Hall Computer Publishing Division Retirement Plan, and Blockbuster Entertainment Retirement and Savings Plan. The following paragraphs reflect the significant effects of the merger.

                             VIACOM INVESTMENT PLAN

Plan participants have the option of investing their contributions or existing account balance among the following funds: (1) Putnam Voyager Fund; (2) Putnam Investors Fund; (3) George Putnam Fund of Boston; (4) Capital Research EuroPacific Growth Fund; (5) Putnam Fund for Growth and Income; (6) Putnam Income Fund; (7) Certus Interest Income Fund; and (8) the Viacom Common Stock Fund. The Putnam Investors Fund, George Putnam Fund of Boston and Putnam Income Fund are registered investment companies managed by Putnam Management Company, Inc. and, therefore, are identified as parties-in-interest. The Capital Research EuroPacific Growth Fund is a registered investment company managed by Capital Research and Management Company.

The Plan was amended regarding the Company's matching contributions. Such contributions will be equal to 50% of the first 6% of annual compensation that is contributed on a before-tax basis if base pay is $65,000 or less at a specified date (5% of annual compensation if base pay is greater than $65,000). For employees hired after January 1, 1996, the Company's matching contribution will vest at 20% per year of service, becoming fully vested after five years of service.

                                                                      SCHEDULE I

                             VIACOM INVESTMENT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          YEAR ENDED DECEMBER 31, 1995




                                                                                 (c) Unit/ Principal
                                                                                      Amount/Shares/
                                                                                      Maturity and   (d)  Cost of       (e) Current
           (b)  Identity of issue, borrowing lessor or similar party                  Interest Rates    Acquisitions          Value
                ----------------------------------------------------                  --------------    ------------          -----
        Registered Investment Companies:
        --------------------------------
   *      Putnam Voyager Fund.........................................             2,910,460 units       34,646,705       44,415,248
   *      Putnam Vista Fund...........................................             2,394,330 units       19,003,958       21,793,509
   *      Putnam Fund for Growth and Income...........................             1,718,408 units       24,097,008       27,829,153
   *      Putnam U.S. Government  Income Trust........................               741,343 units        9,811,716        9,785,722
   *      Putnam Money Market Trust...................................             3,573,658 units        3,575,658        3,575,658

       Investment in Master Trust.....................................            26,239,822             26,239,822       26,239,822

        COMMON STOCK FUND:
   *      Viacom Inc. Class A Common Stock............................               288,482 shares       8,510,675       13,240,079
   *      Viacom Inc. Class B Common Stock............................               422,629 shares      14,545,040       20,035,565

       Loans to participants..........................................   Various maturities and
                                                                         interest rates                   7,263,971        7,263,971
                                                                                                       ------------     ------------

                                    Total investments.................                                 $147,694,553     $174,178,727
                                                                                                       ============     ============



* Identified as a party-in-interest to the Plan.

                                                                     SCHEDULE II

                             VIACOM INVESTMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1995


                                                                                                           Current Value
                                                                                                            of Asset on
                                                                  Purchase       Selling       Cost of      Transaction     Net Gain
Identity of Party Involved           Description of Asset          Price          Price         Asset           Date         (Loss)
- --------------------------           --------------------          -----          -----         -----           ----         ------

Single Transactions:
- --------------------

None


Series Transactions:
- --------------------

Putnam Voyager Fund                     839,314 units            $9,104,450

Viacom Inc. Class B Common Stock        144,847 shares           $7,423,608


                                      S-2